UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19 September 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AVI BioPharma, Inc.

File No. 333-133211 -- CF# 27007

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AVI BioPharma, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-3 registration statement filed on April 11, 2006.

Based on representations by AVI BioPharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.50	through June 27, 2014
Exhibit 10.51	through June 27, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel